

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

Via E-mail
Dr. James Jiayuan Tong
Chief Financial Officer
Tianyin Pharmaceutical Co, Inc.
23rd Floor, Unionsun Yangkuo Plaza, No. 2, Block 3
South Renmin Road
Chengdu, P.R. China 610041

> **Re: Tianyin Pharmaceutical Co, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 8, 2013**
> **File No. 001-34189**

Dear Dr. Tong:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Refer to your disclosure: "It is our understanding that P&Z's previously issued audit opinions before September 30, 2013, including the audit opinion on the Company's financial statements for the fiscal year ended June 30, 2013, are still valid." Since Patrizio & Zhao LLC is barred from practicing before the SEC, amend your filing to disclose that financial statements for a period previously audited by Patrizio & Zhao LLC and required to be included in a filing made by the Company after September 30, 2013 will have to be re-audited by a firm that is registered with the PCAOB.

2. Please include, as Exhibit 16, a letter from your former accountants, Patrizio & Zhao LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Staff Accountant, at (202) 551-3652 if you have questions regarding these comments.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant